File No. 70-9541


                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


Application of Northeast Utilities,          )
The Connecticut Light and Power Company,     )
Public Service Company of New Hampshire,     )
Western Massachusetts Electric Company,      )
North Atlantic Energy Corporation,           )
NU Enterprises, Inc.,                        )  CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,                )  UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,       )  COMPANY ACT OF 1935
Select Energy, Inc.,                         )
Select Energy Services, Inc.,                )
Select Energy Contracting, Inc.,             )
Reeds Ferry Supply Co., Inc.,                )
on Form U-1

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended December 31, 2002, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

     --------------------------------------------------------------------------
                                                As of December 31, 2002
     --------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)              %
                                            -------------          -----

     Common shareholders' equity:
       Common shares                         $   60,352              2.1%
       Capital surplus, paid in                 326,936             11.3
       Retained earnings                        308,554             10.7
                                             ----------            -----
       Total common shareholders' equity        695,842             24.1
     Preferred stock                            116,200              4.0
     Long-term and short-term debt              827,866             28.7
     Rate reduction bonds                     1,245,728             43.2
                                             ----------            -----
                                             $2,885,636            100.0%
                                             ==========            =====

     A common dividend of $15,054,506.74 was declared on November 20, 2002, and was paid to NU on December 2, 2002. 776,789 shares of common stock were repurchased for $49,994,140.04 on December 3, 2002.

     Public Service Company of New Hampshire (PSNH)

    ---------------------------------------------------------------------------
                                                As of December 31, 2002
    ---------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)              %
                                            -------------          -----

    Common shareholders' equity:
      Common shares                          $     -                 -  %
      Capital surplus, paid in                  126,832             10.2
      Retained earnings                         194,998             15.8
                                             ----------            -----
      Total common shareholders' equity         321,830             26.0
    Long-term and short-term debt               407,285             32.8
    Rate reduction bonds                        510,841             41.2
                                             ----------            -----
                                             $1,239,956            100.0%
                                             ==========            =====

     A common dividend of $20,499,999.40 was declared on November 20, 2002, and was paid on December 2, 2002. 87 shares of common stock were repurchased for $36,999,999.45 on December 3, 2002.

     Western Massachusetts Electric Company (WMECO)

     --------------------------------------------------------------------------
                                                As of December 31, 2002
     --------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)              %
                                            -------------          -----

     Common shareholders' equity:
       Common shares                          $ 10,866               2.2%
       Capital surplus, paid in                 69,618              14.1
       Retained earnings                        77,476              15.6
                                              --------             -----
       Total common shareholders' equity       157,960              31.9
     Long-term and short-term debt             194,891              39.3
     Rate reduction bonds                      142,742              28.8
                                              --------             -----
                                              $495,593             100.0%
                                              ========             =====

     A common dividend of $4,003,154.13 was declared on December 19, 2002, and was paid to NU on December 30, 2002.

     North Atlantic Energy Corporation (NAEC)

     --------------------------------------------------------------------------
                                                As of December 31, 2002
     --------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)              %
                                            -------------          -----

     Common shareholders' equity:
       Capital surplus, paid in               $  1,000               4.7%
       Retained earnings                        20,338              95.3
                                              --------             -----
     Total common shareholders' equity        $ 21,338             100.0%
                                              ========             =====

     A common dividend of $4,999,998.08 was declared on November 20, 2002, and was paid to NU on November 29, 2002. 218 shares of common stock were repurchased for $34,999,998.10 on December 3, 2002.

     There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of December 31, 2002, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

     NU represents that during the quarter ended December 31, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were supplemented with external borrowings for WMECO.

                   Net cash flows   Net cash flows
         Cash       provided by/     provided by/   Net cash flows
      beginning      (used in)        (used in)        used in       Cash end
      of period      operating        investing       financing      of period
      10/1/2002      activities       activities     activities      12/31/2002
      ---------   --------------   --------------   --------------   ----------

                            (Thousands of Dollars)

CL&P    $7,827      $  83,165           $ 1,853        $(92,686)        $  159
PSNH       718        204,346           (79,395)       (120,350)         5,319
WMECO        1          7,255            47,114         (54,247)           123
NAEC        41       (200,637)          330,596        (130,000)          -



                                  SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES



/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2003